

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2021

Benjamin P. Cowart
Chief Executive Officer
Vertex Energy Inc.
1331 Gemini Street
Suite 250
Houston, Texas 77058

> **Re: Vertex Energy Inc.**
> **Registration Statement on Form F-3**
> **Filed April 7, 2021**
> **File No. 333-255090**

Dear Mr. Cowart:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kevin Dougherty at (202) 551-3271 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation